Exhibit 99.6
NICE Enlighten AutoSummary Wins 2024
BIG Innovation Award for Contact Center Innovation

Enlighten AutoSummary combines proprietary NICE CX AI models with Gen AI to automatically deliver accurate and actionable contact center summaries for every customer interaction

Hoboken, N.J., March 21, 2024 – NICE (Nasdaq: NICE) today announced that NICE Enlighten AutoSummary was named a winner in the 2024 BIG Innovation Awards presented by the Business Intelligence Group. Enlighten AutoSummary, NICE’s AI purpose-built for CX, seamlessly combines proprietary, industry-specific CX AI models with Generative AI technology to deliver accurate and actionable agent summaries for every customer interaction—voice and digital—saving businesses time, reducing costs, and enabling overall smoother customer experiences.

A complete and scalable solution, Enlighten AutoSummary offers an innovative approach to summarizing customer-agent interactions presented in a legible narrative format on the agent dashboard. Using the most extensive CX interaction dataset on the market from NICE’s 30-plus years of experience, Enlighten AutoSummary lifts the burden of manual notetaking from agents, allowing them to focus on the customer, build rapport, and provide personalized service every time.

Unlike generic generative AI models, which may lack context or relevance, Enlighten AutoSummary focuses on extracting key data elements from customer-agent interactions. Combining the precision of generative AI with the specific requirements of CX results in a powerful tool that boosts efficiency, reduces costs, and elevates customer experiences.

“Customers are realizing measurable ROI and improved CX with their use of Enlighten AutoSummary. NICE continues to deliver unique CX AI solutions that provide improved agent productivity and reduced cost,” said Barry Cooper, President, CX Division, NICE. “We are honored to be recognized by the Business Intelligence Group for innovating in workforce engagement by leveraging AI to empower and motivate agents.”

Enlighten AutoSummary transcribes calls and applies Enlighten AI’s out-of-the-box purpose-built models to identify customer intents, actions, outcomes and customer sentiment on every interaction. It then composes a summary format, processed with Generative AI using large language models. The final result is a narrative format of the summary that can be viewed in NICE CXone Agent and ingested into any CRM system.

Accurate, real-time agent notes provide context to the next agent that interacts with the customer to ensure a seamless journey. Contact centers can use the summary data as part of comprehensive analytics programs to ensure that promised actions and outcomes, such as callbacks, have been scheduled – all of which contributes to driving improved customer satisfaction and better CX.

The 2024 BIG Innovation Awards recognize organizations and individuals driving innovation and bringing new ideas and experiences to life across many fields. Nominations were judged by a select group of business leaders and executives who volunteered their time and expertise to score submissions.

“Innovation is driving our society,” said Maria Jimenez, chief nominations officer of the Business Intelligence Group. “We are thrilled to be honoring NICE as they are leading by example and improving the lives of so many.”

About Business Intelligence Group
The Business Intelligence Group was founded with the mission of recognizing true talent and superior performance in the business world. Unlike other industry award programs, these programs are judged by business executives having experience and knowledge. The organization’s proprietary and unique scoring system selectively measures performance across multiple business domains and then rewards those companies whose achievements stand above those of their peers.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.